FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated September 3, 2019, announcing that NTT DOCOMO Awarded Gilat an LTE Satellite Backhaul Project to Expand its LTE Footprint.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated September 3, 2019	By: /s/ Yael Shofar
Yael Shofar General Counsel

NTT DOCOMO Awards Gilat an LTE Satellite Backhaul Project to
Expand its LTE Footprint

Gilat in partnership with JSAT to provide NTT DOCOMO a solution to extend rural coverage

Petah Tikva, Israel, September 3, 2019 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that NTT DOCOMO, INC., the largest mobile carrier in Japan, awarded Gilat a project for LTE satellite backhaul, to expand its LTE footprint. Gilat in partnership with SKY Perfect JSAT (JSAT) will provide NTT DOCOMO a solution for rural coverage extension, while ensuring secure and robust coverage even in the most challenging weather conditions.

NTT DOCOMO is engaged in a project to extend LTE service to islands and other hard to reach regions to provide a superior user experience to their customer base throughout Japan. Gilat’s satellite backhaul operated by JSAT’s powerful JCSAT-4B satellite will enable this DOCOMO service in selected areas of Japan.

In support of Japan’s highly demanding cellular market, NTT DOCOMO is leading in development of 5G networks, leveraging network function virtualization (NFV) and other technologies, actively pursuing the next generation cellular networks. Gilat, as an active member in the SaT5G standard organization, looks forward to providing satellite backhaul to support NTT DOCOMO’s 5G leadership.

“NTT DOCOMO sees great value in satellite backhauling to extend its leading broad fiber network to islands, destinations, and areas where terrestrial coverage is not available,” said Takumi Togi, Senior Manager of Radio Access Network Engineering Department of NTT DOCOMO. “We are pleased to be partnering with Gilat, the recognized satellite backhauling leader in Japan as well as worldwide, for materializing our cellular network vision.”

“It is a matter of honor for Gilat to have the opportunity to gain NTT DOCOMO’s trust and further strengthen the close partnership with JSAT to enable NTT DOCOMO to provide 4G coverage extension to rural areas,” said Abhay Kumar, Regional Vice President Asia-Pacific, Japan and North America for Gilat. “NTT DOCOMO selected Gilat after careful evaluation and further to Gilat’s proven track record in Japan and worldwide, thus further solidifying Gilat’s LTE backhauling leadership and demonstrating our technological superiority.”

About SKY Perfect JSAT
SKY Perfect JSAT Corporation is a leader in the converging fields of broadcasting and communications. It is Asia’s largest satellite operator with a fleet of 18 satellites, and Japan’s only provider of both multi-channel pay TV broadcasting and satellite communications services. SKY Perfect JSAT delivers a broad range of entertainment through the SKY PerfecTV! platform, the most extensive in Japan with a total of 3 million subscribers. In addition, SKY Perfect JSAT’s satellite communications services, which cover Japan and the rest of Asia, as well as Oceania, Russia, Middle East, Hawaii and North America, play a vital role in supporting safety, security and convenience for society as a whole. For more information, please visit www.sptvjsat.com/en/ and www.jsat.net/en/.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net